SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 11, 2009 with the report for the six-month periods ended on December 31, 2009 and on December 31, 2008 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 11, 2010, the Company reported its Financial Statements for the six month period ended on December 31, 2009 and 2008:

	In thousands Ps. 12/31/09	In thousands Ps. 12/31/08
Ordinary Period Result
(six-month period): profit (loss)	71,310	(32,215)
Extraordinary Period Result
(six-month period): profit	—	—
Period (Loss) Profit	71,310	(32,215)

Net Worth Composition:
Capital stock	78,206	78,206
Integral adjustment of capital	84,621	84,621
Premium on shares and own shares negotiation	522,805	522,805
Reserve for Technical revaluations	3,953	3,953
Reserve for new projects	183	62,509
Free disposable reserve	—	15,734
Legal reserve	20,090	20,090
Retained earnings (loss) profit	71,310	(32,215)
Total Net Worth	781,168	755,703

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the six-month period financial statements, the Company’s Capital Stock is of Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of nominal value Ps. 0.10 each, and one (1) vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	495,410,107	63.35%
Parque Arauco Argentina S.A	152,589,700	19.5%
Parque Arauco S.A.	57,338,554	7.33%
Sociedad Inversora Int. Parque Arauco S.A.	21,188,698	2.71%
Other Shareholders	55,537,155	7.10%

In addition, according to Article p), Section 63 of such rules, we inform you that in case that all our holders convert all their convertible notes (due July 19, 2014), the Company’s Capital Stock would increase to Ps. 223,971,649.8, divided into 2,239,716,498 non endorsable ordinary shares of nominal value Ps. 0.10 each, and one (1) vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,474,986,095	65.86%
Parque Arauco Argentina S.A	152,686,428	6.82%
Parque Arauco S.A.	57,338,554	2.56%
Sociedad Inversora Int. Parque Arauco S.A.	498,636,167	22.26%
Other Shareholders	56,069,254	2.50%

For this calculation, the conversion price considered was 0.3240.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: February 11, 2010